JMP Securities LLC

Financial Statement
December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JMP Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 MOntgomery Street, Suite 1100
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Raymond Jackson	(415) 835-3979	rjackson@jmpg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
(Name – if individual, state last, first, and middle name)

1 Montgomery Street, Suite 1700	San Francisco	CA	94104
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond Jackson_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____JMP Securities LLC_____, as of ____December 31_____, 2 021____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



BRANDON LOCEY
Notary Public, State of Texas
Comm. Expires 01-30-2025
Notary ID 126788092

Signature: _____

Title: ___Managing Director, Chief Financial Officer___

Notary Public   2/25/22

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
JMP Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of JMP Securities LLC (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion

We have served as the Company's auditor since 2020.

Marcum LLP

San Francisco, California
February 25, 2022

1



JMP Securities LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$ 107,610,203
Marketable securities owned, at fair value	1,641,508
Investment banking fees receivable	10,642,142
Receivable from clearing broker	5,978,128
Deferred tax asset	2,531,786
Non-marketable securities, at fair value	737,939
Other assets	4,203,712
Total assets	$ 133,345,418

Liabilities and Member's Equity

Liabilities

Marketable securities sold, but not yet purchased, at fair value	$ 6,679,148
Accrued compensation and benefits	51,906,836
Accounts payable and accrued expenses	1,837,099
Accrued managed deal expenses	4,862,023
Due to affiliates	1,566,483
Deferred compensation liability	8,156,280
Total liabilities	75,007,869
Liabilities subordinated to claims of general creditors (Note 5)	10,000,000
Commitments and contingencies (Note 7)	
Member's equity	48,337,549
Total liabilities and member's equity	$ 133,345,418

The accompanying notes are an integral part of these financial statement

JMP Securities LLC
Notes to Statement of Financial Condition
December 31, 2021

1.   Organization and Description of Business

JMP Securities LLC (the "Company"), is a full service investment bank that provides equity research, institutional brokerage and investment banking services to growth companies and their investors. The Company is a wholly-owned, indirect subsidiary of JMP Group LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). On November 17, 2021 The Company became a wholly owned indirect subsidiary of Citizens Financial Group Inc. ("CFG") with the merger of JMP Group LLC into CFG as a direct wholly owned subsidiary. CFG paid merger consideration of $7.50 per outstanding share of JMP Group LLC. The Company operates as an introducing broker and does not hold funds or securities for customers, does not owe any money or securities to customers, and does not carry customer accounts. All customer transactions are cleared through other broker-dealers on a fully-disclosed basis, and the Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2.   Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the use of estimates and assumptions that affect both the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Substantially all of the Company's financial instruments are recorded at fair value or amounts that approximate fair value. Marketable securities owned, marketable securities sold, but not yet purchased and non-marketable securities are stated at fair value, with related changes in unrealized appreciation or depreciation reflected in the line item "Principal transactions" in the accompanying Statement of Operations.

The fair value of the Company's financial instruments is generally obtained from quoted market prices or alternative pricing methodologies that the Company believes offer reasonable levels of price transparency. To the extent that certain financial instruments trade infrequently or are nonmarketable securities and, therefore, do not have readily determinable fair values, the Company estimates the fair value of these instruments using various pricing models and the information available to the Company that it deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, the Black-Scholes Options Valuation methodology, and other factors generally pertinent to the valuation of financial instruments.

Non-marketable securities consist of U.S. listed securities whose value is determined based on quoted market prices discounted for contractual lock-up agreements. During the year, the Company received securities subject to contractual lock-up agreements related to its investment banking activity.

See Note 3 of the Notes to the Financial Statements for the disclosures related to the fair value of the Company's marketable securities and other investments.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of 90 days or less to be cash equivalents. The Company holds cash in financial institutions in excess of FDIC insured limits. The Company periodically reviews the financial condition of the institutions and assesses the credit risk.

Investment Banking Fees Receivable

Investment banking fees receivable include receivables relating to the Company's investment banking or advisory engagements. The Company records an allowance for doubtful accounts on these receivables on a specific identification basis. Investment banking fees receivable which are deemed to be uncollectible are charged off and deducted from the allowance. There was no allowance for doubtful account related to investment banking fees receivable as of December 31, 2021.

Receivable from Clearing Brokers

The Company clears customer transactions through other broker-dealers on a fully disclosed basis. Included in receivables from clearing brokers are (i) commissions related to securities transactions generated in December 2021 and paid in January 2022, net of clearing costs, (ii) cash on deposit of $750,000 with the Company's clearing brokers and (iii) net receivable arising from unsettled trades.

Due from/to Affiliates

Due from affiliates includes receivables from the Parent and other affiliates for certain operating expenses paid on the Company's behalf. Due to affiliates mainly consists of payables to the Parent and other affiliates for rent and depreciation expenses as well as interest on the subordinated borrowing described in Note 5. Due from/to affiliates balances are settled in cash through intercompany accounts.

Deferred Compensation Liability

Certain employees receive a portion of their performance-based bonuses in the form of deferred compensation. The deferred compensation typically vests over two years. The Company recognizes compensation expense related to deferred compensation over the required service period.

Income Taxes

The Company is a single member limited liability company, which is treated as a disregarded entity for federal income tax purposes. As a result, the Company is effectively treated as a division of the Parent for federal income tax purposes. For the year ended December 31, 2021, the Company recognized income taxes as if it were a stand-alone taxpayer. All current tax liabilities or receivables recorded by the Company are settled in cash with the Parent.

The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authorities widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

The Parent filed income tax returns with the federal government and various state and local jurisdictions and does not anticipate any tax adjustments that will result in a material adverse effect on the Company's financial condition, results of operations, or cash flows.

The Company's policy for recording interest and penalties associated with the tax audits or unrecognized tax benefits, if any, is to record such items as a component of income taxes.

JMP Securities LLC
Notes to Statement of Financial Condition
December 31, 2021

Share-Based Compensation

Share-based compensation awards include restricted share units ("RSUs") and share options granted by the Parent to the Company's employees.

At the closing of the acquisition of JMP Group LLC by Citizens Financial Group, Inc., all outstanding unvested JMPG RSUs and options were converted into CFG RSUs and options based on the Equity Award Exchange Ratio as defined in the merger agreement between JMPG and CFG. Following the closing, the converted CFG RSUs and options continued to be governed by the same terms and conditions (including vesting and settlement terms) as were applicable immediately prior to the conversion. Therefore these replacement awards have been determined to be a modification under the applicable business combination and stock based compensation guidance.

Other Assets

Below table presents components of other assets as of December 31, 2021.

Other Assets		
Prepaid expenses	$	2,044,575
Fixed assets, net		2,025,789
Other		133,348
Total other assets	$	4,203,712

At December 31, 2021, fixed assets consisted of the following:

Fixed Assets		
Furniture and fixtures	$	241,046
Computer and office equipment		184,280
Leasehold improvements		1,718,026
Less: accumulated depreciation		(117,563)
Total fixed assets, net	$	2,025,789

3.   Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company provides the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 - Quoted market prices in active markets for identical assets or liabilities.

Level 2 - Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 - Unobservable inputs that are not corroborated by market data.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices all of which are carried at fair value.

Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, prepayment speeds, default rates, loss severity, as well as other measurements. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable from objective sources.

The following tables provide fair value information related to the Company's financial assets and liabilities as of December 31, 2021:

	Carrying Value	Fair Value
Assets		
Cash and cash equivalents	$ 107,610,203	$ 107,610,203
Marketable securities owned	1,641,508	1,641,508
Non-marketable securities, at fair value	737,939	737,939
Total assets	$ 109,989,650	$ 109,989,650
Liabilities		
Marketable securities sold, but not yet purchased	$ 6,679,148	$ 6,679,148
Liabilities subordinated to claims of general creditors (Note 5)	10,000,000	10,000,000
Total liabilities	$ 16,679,148	$ 16,679,148

	Level 1	Level 2	Level 3	Total
Assets				
Cash and cash equivalents	$ 107,610,203	$ -	$ -	$ 107,610,203
Marketable securities owned	1,641,508	-	-	1,641,508
Non-marketable securities, at fair value	-	737,939	-	737,939
Total assets	$ 109,251,711	$ 737,939	$ -	$ 109,989,650
Liabilities				
Marketable securities sold, but not yet purchased	$ 6,679,148	$ -	$ -	$ 6,679,148
Liabilities subordinated to claims of general creditors (Note 5)	-	10,000,000	-	10,000,000
Total liabilities	$ 6,679,148	$ 10,000,000	$ -	$ 16,679,148

As of December 31, 2021, marketable securities owned, marketable securities sold, but not yet purchased and non-marketable securities were primarily comprised of U.S. listed equity securities.

The fair value of the subordinated loans is deemed to approximate fair value as the maturity of the loans is 10 months or less. See footnote 5, Liabilities Subordinated to Claims of General Creditors for more details.

4.   Note Payable

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act (the "CARES Act") was enacted in response to market conditions related to the coronavirus ("COVID-19") pandemic. The CARES Act includes many measures to help companies, including providing loans to qualifying companies, under the Paycheck Protection Program (the "PPP") offered by the U.S. Small Business Administration (the "SBA"). On April 17, 2020, JMP Securities entered into a promissory note (the "PPP Loan") with CNB as the lender (the "Lender"), pursuant to which the Lender agreed to loan the Company $3.8 million. The proceeds of the PPP Loan were available to be used to pay for payroll costs, rent and other eligible costs. As of December 31, 2021, the Company was granted forgiveness for the proceeds from the PPP loan.

5.   Liabilities Subordinated to Claims of General Creditors

JMP Capital LLC, a wholly-owned, indirect subsidiary of the Parent, has made four loans to the Company under certain subordinated loan agreements. Such subordinated loan agreements and subsequent amendments extending the maturity date were approved by FINRA.

Borrowings under the subordinated loan agreements as of December 31, 2021 were the following:

JMP Capital LLC	
Interest at 13% matures on January 31, 2022	$ 4,000,000
JMP Capital LLC	
Interest at 13% matures on September 30, 2022	2,500,000
JMP Capital LLC	
Interest at 13% matures on October 31, 2022	1,000,000
JMP Capital LLC	
Interest at 13% matures on October 31, 2022	2,500,000
	$ 10,000,000

Liabilities subordinated to claims of general creditors are covered by agreements approved by the FINRA and qualify as equity capital in computing net capital under the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). To the extent that the subordinated liability is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

6.   Related Party Transactions

Under an Expense Allocation and Reimbursement Agreement entered into as of August 22, 2018 by and between the Company and its affiliates (the "Expense Allocation and Reimbursement Agreement"), the Company is allocated by, or charges to, its affiliates compensation and benefits, depreciation, rental and other expenses based on each party's use of services or assets. All of the above related party transactions are settled through intercompany accounts. As of December 31, 2021, the Company has $1,566,483 in Due to Affiliates related to income taxes to be settled with the Parent.

The Company's obligations under the line of credit are guaranteed by the assets of a majority of the Parent's wholly-owned subsidiaries and certain assets of the Parent. Refer to Note 7 for details.

7.   Commitments and Contingencies

The Company's affiliate, JMP Group Inc., leases office space in California, Illinois, Massachusetts, Minnesota, Florida, and New York for the benefit of its affiliates. A large portion of such office space is occupied by the Company, and the Company is allocated rental expense and operating expenses associated with the space it occupies in accordance with the Expense Allocation and Reimbursement Agreement. The Expense Allocation and Reimbursement Agreement is cancellable at any time by any involved party and therefore no enforceable lease agreement or future commitment exists between the parties.

The Company holds a revolving line of credit with City National Bank (the "Lender") to be used for regulatory capital purposes during its securities underwriting activities. Effective as of June 29, 2021, the Company entered into an amendment to its credit agreement with the Lender (the "Amendment"). Pursuant to the Amendment, the $20.0 million line of credit was renewed for one year. The Amendment was approved by FINRA on June 29, 2021 and any borrowing on this line of credit would qualify as equity capital in computing net capital under Rule 15c3-1. On June 30, 2022, any existing outstanding amount will convert to a loan maturing the following year. There were no borrowings on this line of credit as of December 31, 2021. The Company's obligations under the line of credit are guaranteed by the assets of a majority of the Parent's wholly-owned subsidiaries and certain assets of the Parent.

In connection with its underwriting activities, the Company may, from time to time, enter into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. Securities underwriting exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. As of December 31, 2021, the Company had no open underwriting commitments.

The securities owned are on deposit with the clearing brokers and, together with the cash held by the clearing brokers, may be used to maintain margin requirements. Furthermore, the securities owned may be hypothecated or borrowed by the clearing brokers.

8.   Litigation

The Company is involved in a number of judicial, regulatory and arbitration matters arising in connection with our business. The outcome of matters the Company has been and currently is involved in cannot be determined at this time, and the results cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on our results of operations in any future period and a significant judgment could have a material adverse impact on our financial condition, results of operations and cash flows. The Company may in the future become involved in additional litigation in the ordinary course of our business, including litigation that could be material to our business.

The Company reviews the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it is probable that a matter would result in liability and the amount of loss, if any, can be reasonably estimated. Management, after consultation with legal counsel, believes that the

currently known actions or threats will not result in any material adverse effect on the Company's financial condition, results of operations or cash flows.

9.   Regulatory Requirements

The Company is subject to Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2021, the Company had net capital of $9,772,142 which was $7,179,702 in excess of its required net capital of $2,592,440. The Company's ratio of aggregate indebtedness to net capital was 3.98 to 1.

All customer transactions are cleared through other broker-dealers on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the SEC.

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph k (2) (ii) of such Rule under the Securities Exchange Act of 1934 as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with other clearing brokers or dealers, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under this exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

10.   Financial Instruments with Off-Balance Sheet Risk, Credit Risk or Market Risk

The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its clearing brokers. The Company may enter into margin transactions in its principal trading accounts held at a clearing broker. Such margin transactions are collateralized by the Company's cash and securities held in those accounts. Clearing brokers have the right to pledge or hypothecate such collateralized assets under the margin transaction agreement. The receivable from the clearing brokers include commissions receivable related to security transactions of customers and amounts receivable in connection with the trading of proprietary positions. The Company is also exposed to credit risk from other brokers, dealers and other financial institutions with which it transacts business. In the event that these other parties do not fulfill their obligations in the course of business dealings, the Company may be exposed to credit risk.

The Company's trading activities include providing securities brokerage services to institutional clients. To facilitate these customer transactions, the Company purchases proprietary securities positions ("long positions") in equity securities. The Company also enters into transactions to sell securities not yet purchased ("short positions"), which are recorded as liabilities on the Consolidated Statements of Financial Condition. The Company is exposed to market risk on these long and short securities positions as a result of decreases in market value of long positions and increases in market value of short positions. Short positions create a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recorded in the Consolidated Statements of Financial Condition. To mitigate the risk of losses, these securities positions are marked to market daily and are monitored by management to assure compliance with limits established by the Company.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the accounts of customers introduced by JMP Securities. Should a customer not fulfill its obligation on a transaction, the Company may be required to buy or sell securities at prevailing market

prices in the future on behalf of its customer. The Company's indemnification obligations to its clearing brokers have no maximum amount. All unsettled trades at December 31, 2021 have subsequently settled with no resulting material liability to the Company. For the year ended December 31, 2021, the Company had no material loss due to counterparty failure, and had no obligations outstanding under the indemnification arrangement as of December 31, 2021.

The Company is engaged in various investment banking and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

11. Income Taxes

As described in Note 2, the Company recognizes its U.S. Federal and state income taxes as if it were a stand-alone taxpayer. All tax liabilities or receivables accrued by the Company are settled in cash through intercompany accounts.

The Company provides deferred income taxes on temporary differences using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the stand-alone hypothetical financial statement carrying amounts of existing assets and liabilities and their respective hypothetical tax basis.

As of December 31, 2021, the Company computed a deferred tax asset on a stand-alone basis of $2,531,786. The significant components of the deferred taxes include temporary differences related to compensation accruals and underlying investments.

As of December 31, 2021, the Company had not accrued any interest or penalties related to unrecognized tax benefits. The Company does not believe that there will be a material change in its unrecognized tax positions over the next twelve months.

12. Employee Benefits

All salaried employees of the Company are eligible to participate in the JMP Group 401(k) Plan. Participants may contribute up to the limits set by the U.S. Internal Revenue Service. The Company contributes a match of 100% of each participant's contributions to the JMP Group 401(k) Plan up to a maximum of 4% of the participant's compensation. All participants are immediately vested 100% on matched contributions.

13. Subsequent Events

The Company has performed an evaluation of subsequent events through February 25, 2022, which is the date the financial statements were issued.

On January 13, 2022, an amendment extending the maturity date of the $4,000,000 subordinated borrowing (Note 5) from January 31, 2022 to January 31, 2023 was renewed automatically and approved by FINRA.